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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

ADC Telecommunications, Inc.
(Name of Subject Company)

Tyco Electronics Minnesota, Inc.
Tyco Electronics Ltd.
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
(including the associated preferred stock purchase rights)

000886-309
(Cusip Number of Class of Securities)

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.
1050 Westlakes Drive
Berwyn, Pennsylvania 19312
Telephone: (610) 893-9560
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William H. Aaronson, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,296,275,249.25	$92,424.42

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase all 97,030,661 outstanding shares of common stock of ADC Telecommunications, Inc., all 2,296,524 shares of common stock of ADC Telecommunications, Inc. subject to issuance pursuant to outstanding restricted stock units, all 610,241 shares of common stock of ADC Telecommunications, Inc. subject to issuance pursuant to outstanding performance stock units and all 1,731,221 shares of common stock of ADC Telecommunications, Inc. subject to issuance pursuant to outstanding restricted stock unit rights at a purchase price of $12.75 cash per share, as of July 23, 2010, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0000713.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Tyco Electronics Minnesota, Inc., a Minnesota corporation ("Purchaser") and an indirect wholly owned subsidiary of Tyco Electronics Ltd., a Swiss corporation ("Tyco Electronics"), to purchase all outstanding shares of common stock, par value $0.20 per share (together with the associated preferred stock purchase rights, the "Shares") of ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), at $12.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

        Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated July 26, 2010.
(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Summary Advertisement dated July 26, 2010.
(a)(7)	Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan dated July 26, 2010.
(a)(8)	Complaint filed by Lawrence Barone, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County.
(a)(9)
Complaint filed by Robert Freeman, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County.
(a)(10)	Complaint filed by Thomas Haller, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County.
(a)(11)
Complaint filed by Gunter Jacobius, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County.
(a)(12)
Complaint filed by Asbestos Workers Local Union 42 Pension Fund, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County.

Exhibit No.	Description
(a)(13)	Complaint filed by Joel Gerber, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County.
(a)(14)
Complaint filed by Gary Novitsky, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County.
(a)(15)	Complaint filed by Michael Partansky, individually and on behalf of all others similarly situated, on July 16, 2010, in the District Court of the State of Minnesota, Hennepin County.
(a)(16)	Complaint filed by Brad Bjorkland and Karl A. Lacher, individually and on behalf of all others similarly situated, on July 20, 2010, in the District Court of the State of Minnesota, Hennepin County.
(a)(17)	Complaint filed by Jack Borror and Pat Borror, individually and on behalf of all others similarly situated, on July 23, 2010, in the District Court of the State of Minnesota, Hennepin County.
(b)(1)
Five-Year Senior Credit Facility among Tyco International Ltd., Tyco Electronics Group, S.A., Tyco Electronics Ltd., the lenders party thereto and Bank of America, N.A., as administrative agent, dated as of April 25, 2007 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Tyco Electronics Ltd. on July 5, 2007).
(b)(2)
Guarantor Assumption Agreement by and between Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Tyco Electronics Ltd. on July 5, 2007).
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of July 12, 2010 among ADC Telecommunications, Inc., Tyco Electronics Ltd. and Tyco Electronics Minnesota, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Tyco Electronics Ltd. on July 13, 2010).
(d)(2)	Amendment No. 1 to Agreement and Plan of Merger dated as of July 24, 2010 among ADC Telecommunications, Inc., Tyco Electronics Ltd. and Tyco Electronics Minnesota, Inc.
(d)(3)	Confidentiality Agreement dated as of March 26, 2010 between ADC Telecommunications, Inc. and Tyco Electronics Ltd.
(d)(4)	Exclusivity Letter Agreement dated as of July 11, 2010 between ADC Telecommunications, Inc. and Tyco Electronics Ltd.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2010

Tyco Electronics Minnesota, Inc.
By:	/s/ TERRENCE R. CURTIN
Name: Terrence R. Curtin
Title: Treasurer and Chief Financial Officer
Tyco Electronics Ltd.
By:	/s/ TERRENCE R. CURTIN
Name: Terrence R. Curtin
Title: Executive Vice President and Chief Financial Officer

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SIGNATURES